Exhibit 99.1

Borr Drilling Limited files its 2020 Annual Report on Form 20-F and releases its Sustainability Report and Corporate Governance report for 2020

Hamilton, Bermuda, April 30, 2021. Borr Drilling Limited (the “Company”) (NYSE and OSE: BORR) today files its Annual Report on Form 20-F for the Year Ended December 31, 2020 (the "2020 Annual Report"). Simultaneously, the Company also releases its 2020 Sustainability Report and Corporate Governance Report. The reports are attached to this release.

Between the release of its unaudited financial statements on February 26, 2021 and the filing of the 2020 Annual Report, the Company has recorded a reduction of $12.4 million in its income from investments in its 49%-owned Mexican joint venture business accounted for under the equity method. The reduction is due to the recognition of a non-cash deferred tax expense and is not expected to affect the recoverability of the investments nor its ability to generate future profits or repay outstanding balances with the Company or other suppliers. The net loss for the year ended December 31, 2020 following the adjustment was $317.6 million.

The Company’s 2020 Annual Report can be downloaded from the SEC's website (www.sec.gov) from 6:00am EDT on April 30, 2021, and is also available on the Company’s website (www.borrdrilling.com). Hard copies of the Company's 2020 Annual Report can be ordered, free of charge, upon request by writing to us at:

Borr Drilling Limited
S.E. Pearman Building, 2nd Fl,
9 Par-la-Ville Road,
Hamilton HM11,
Bermuda

Or by email to: ir@borrdrilling.com

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.